OneMedNet Corporation	telephone:	800.918.7189
6385 Old Shady Oak Rd.	fax:	800.918.7189
Suite 250	website:	www.OneMedNet.com
Eden Prairie, MN 55344	email:	info@OneMedNet.com

May 6, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington DC 20549

Attention:	Benjamin Richie
Margaret Sawicki

Re:	OneMedNet Corporation
Registration Statement on Form S-1
Filed April 16, 2024
File No. 333-276130

Dear Ladies and Gentlemen,

OneMedNet Corporation (the “Company” or “OMN”) hereby provides a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 30, 2024 (the “Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your disclosure of the purchase price for certain securities being registered for resale. For each of the securities being registered for resale, please specifically identify each of the selling securityholders and disclose the price that the selling securityholders paid for such securities.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

2. We note your revised disclosure within the Risk Factors and Use of Proceeds sections in response to comment 2, and reissue the comment in part. Please further revise your cover page, prospectus summary and MD&A sections to clearly disclose the exercise price of the warrants compared to the market price of the underlying securities, and if the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and state that cash proceeds associated with the exercises of the warrants are dependent on the current or then-current stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospectus basis with your current cash on hand.

Response: The Company has revised its disclosure on the cover page and pages 31, 45, 54, and 67 to address the Staff’s comment.

3. We note the revisions in response to comment 5 and reissue the comment. On the cover page, risk factors section, and elsewhere, as appropriate, please further revise your disclosure to clarify the price that each selling securityholder paid for the individual securities being registered for resale, whether common stock or warrants. Please also provide additional disclosure:

●	highlighting any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and/or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants;
●	explaining that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price; and
●	clearly providing the potential profit each of the selling securityholders may earn based on the current trading price.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement (i) on the prospectus cover pages and on pages 44 and 45 of the Amendment to reflect the Staff’s first bulletpoint above and also respectfully refers the Staff to the Company’s response to Comment #1 herein; (ii) on the prospectus cover pages and on pages 32 and 45 of the Amendment to reflect the Staff’s second bulletpoint above; and (iii) on page 45 of the Amendment to reflect the Staff’s third bulletpoint above.

Risk Factors

Sales of substantial amounts of our Common Stock in the public markets..., page 43

4. We note your revised disclosure in response to prior comment 4 and reissue in part. Please further amend your disclosure to disclose the purchase price of the securities being registered for resale and state that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 32 and 45 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

5. We note your response to prior comment 2 and reissue in part. In light of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on page 67 of the Amendment.

6. We note that the projected revenues for 2022 and 2023 were approximately $3.8 and $8.6 million, respectively, as set forth in the OneMedNet Revenue Projections calculated by Marshall & Stevens in connection with the evaluation of the Business Combination. We also note that your actual revenues for the years ended December 31, 2022 and December 31, 2023 were approximately $1.15 million and $1.02 million, respectively. As you have missed your 2022 and 2023 revenue projections, please update your disclosure in Liquidity and Capital Resources and elsewhere in the registration statement to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the referenced projected revenues for 2022 and 2023 (the “Initial Projections”), calculated by Marshall & Stevens in connection with the evaluation of the Business Combination, were superseded by updated projections covering the years ended December 31, 2023 and 2024 after assessment of the results for the year ended December 31, 2022. Additionally, the Company advises the Staff that, as disclosed in the definitive proxy statement for the Business Combination, while the Company’s revenues grew significantly on a percentage basis from 2020 to 2022, our revenue declined in 2023 over 2022 due to our attention to the Business Combination.

The Company respectfully advises the Staff that the entire section of the Registration Statement under the title of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects disclosure regarding the Company’s financial position in light of the actual financial results of 2022 (including revenue) and elsewhere the pro forma impact to liquidity from closing the Business Combination. This disclosure was updated and will be further updated for subsequent quarter and fiscal year results in the Company’s future quarterly and annual reports, respectively.

General

7. Please revise your registration statement to include a section on certain relationships and related party transactions. Refer to Item 404 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to include a section on certain relationships and related party transactions.

8. We note your revisions in response to prior comment 6 and reissue in part. Please further revise your prospectus to remove the Incorporation of Documents by Reference section and provide all disclosure required by the form that is currently incorporated by reference, or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the prospectus in the Amendment to remove the Incorporation of Documents by Reference section and provide all disclosure required by the form that is currently incorporated by reference.

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Thank you very much for your review of the attached. If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Aaron Green
Aaron Green Chief Executive Officer